REPORT UNDER PART 4 OF
NATIONAL INSTRUMENT 62-103

(“NI 62-103”)

1.

Name and address of eligible institutional investor:

Cambrian Capital, L.P. (the “offeror”)

45 Coolidge Point

Manchester, MA 01944

2.

The net increase or decrease in the number or principal amount of securities, and in the eligible institutional investor’s securityholding percentage in the class of securities, since the last report filed by the eligible institutional investor under Part 4 or the early warning requirements:

Since the last report dated October 5, 2010 by the offeror under Part 4 of NI 62-103 in respect of Zodiac Exploration Corp. (the “issuer”) the offeror decreased its control or direction by an aggregate of 2,000,000 common shares in the capital of the issuer. As a result, as at April 30, 2011, the offeror exercises control or direction over an aggregate of 40,647,400 common shares, representing approximately 12.49% of the issued and outstanding common shares (as provided by the issuer).

3.

The designation and number or principal amount of securities and the eligible institutional investor's securityholding percentage in the class of securities at the end of the month for which the report is made:

As at April 30, 2011, the offeror exercised control or direction over 40,647,400 common shares representing approximately 12.49% of the issued and outstanding common shares (as provided by the issuer).

4.

The designation and number or principal amount of securities and the percentage of outstanding securities referred to in item 3 over which:

(a)

the eligible institutional investor, either alone or together with any joint actors, has ownership and control:

None.

(b)

the eligible institutional investor, either alone or together with any joint actors, has ownership but control is held by other entities other than the eligible institutional investor or any joint actors:

None.

(c)

the eligible institutional investor, either alone or together with any joint actors, has exclusive or shared control but does not have ownership:

An aggregate of 40,647,400 common shares in the capital of the issuer, representing approximately 12.49% of the issued and outstanding common shares of the issuer (as provided by the issuer).

                                                                      -2-

5.

The purpose of the eligible institutional investor and any joint actors in acquiring or disposing of ownership of, or control over, the securities, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer:

The securities described herein are being held for investment purposes only.  Depending on market and other conditions, the offeror may from time to time in the future increase or decrease its ownership, control or direction over, or exercise its current right to acquire the common shares or other securities of the issuer, through market transactions, private agreements or otherwise.

6.

The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer entered into by the eligible institutional investor, or any joint actor, and the issuer of the securities or any other entity in connection with any transaction or occurrence resulting in the change in ownership or control giving rise to the report, including agreements with respect to the acquisition, holding, disposition or voting of any of the securities:

The offeror has entered into investment management agreements with entities which beneficially own the securities of the issuer, pursuant to which the offeror has been appointed to manage the investment portfolio of such entities, including making investment decisions regarding the acquisition, holding, disposition and voting the securities.

7.

The names of any joint actors in connection with the disclosure required by this report:

CamCap Energy Offshore Master Fund, L.P. and CamCap Resources Offshore Master Fund, L.P.

8.

If applicable, a description of any change in any material fact set out in a previous report by the eligible institutional investor under the early warning requirements or Part 4 in respect of the reporting issuer’s securities:

Not applicable.

9.

The offeror is eligible to file reports under Part 4 in respect of the reporting issuer.

10.

The filing of this report is not an admission that an entity named in the report owns or controls any described securities or is a joint actors with another named entity.

DATED this       day of May, 2011.

CAMBRIAN CAPITAL, L.P.

Name:	Karen A. Durante
Position:	Chief Financial Officer
Authorized Signing Officer